Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    ACE Aviation Holdings Inc. announces an exchange of units of Aeroplan LP for units of Aeroplan Income Fund

    MONTREAL, Jan. 10 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE)
announced that it has exchanged today 60,000,000 units of Aeroplan LP into
60,000,000 units of Aeroplan Income Fund. The exchange was made by ACE for internal reorganization purposes pursuant to the terms of the investor liquidity agreement entered into at the time of the initial public offering of
Aeroplan Income Fund. Following the exchange, ACE continues to hold a 50.3%
aggregate interest in Aeroplan LP, comprised of a 20.3% direct interest in
Aeroplan LP and a 37.6% direct interest in Aeroplan Income Fund.
Aeroplan Income Fund now has 159,454,165 units issued and outstanding and holds a 79.7% interest in Aeroplan LP.
    The 60,000,000 units of Aeroplan Income Fund resulting from the exchange do not form part of the units that are being distributed to the shareholders of ACE as of the record date of January 10, 2007 pursuant to the special distribution announced on December 28, 2006.

    CAUTION REGARDING FORWARD-LOOKING INFORMATION
    ---------------------------------------------

    Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate",
"expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.
Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events, general uncertainties of the business and matters that are not within the control of ACE. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. The forward-looking statements contained herein represent ACE's expectations as of the date they are made and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.
    %SEDAR: 00020954EF          %CIK: 0001295721

    /For further information: Isabelle Arthur (Montral), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver), (604)
270-5741; www.aceaviation.com/
    (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.; AIR CANADA - CORPORATE - FINANCIAL

CNW 21:13e 10-JAN-07